Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement of Faraday Future Intelligent Electric, Inc. on Form S-3/A Amendment No.1 of our report dated March 9, 2023, on the consolidated financial statements of Faraday Future Intelligent Electric, Inc. as of and for the year ended December 31, 2022, which appears in the Annual Report on Form 10-K of Faraday Future Intelligent Electric, Inc. for the year ended December 31, 2022. The report for Faraday Future Intelligent Electric, Inc. includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in the Registration Statement.

/s/ Mazars USA LLP

New York, New York

June 28, 2023